                 ____________________________________________________

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                        _____________________________________

                                   AMENDMENT NO. 2
                                          TO
                                    SCHEDULE 14D-9
                        Solicitation/Recommendation Statement
         Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                             ENVIRONMENT ONE CORPORATION
                              (Name of Subject Company)

                             ENVIRONMENT ONE CORPORATION
                         (Name of Person(s) Filing Statement)

                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                            (Title of Class of Securities)

                                     294 056 106
                        (CUSIP Number of Class of Securities)

                                   STEPHEN V. ARDIA
                       PRESIDENT, CEO AND CHAIRMAN OF THE BOARD
                                  2773 BALLTOWN ROAD
                            NISKAYUNA, NEW YORK 12309-1090
                                    (518) 346-6161

                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notice and Communications
                       on Behalf of Person(s) Filing Statement)
                              __________________________

                                       Copy to:

                                GEORGE J. GETMAN, ESQ.
                             BOND, SCHOENECK & KING, LLP
                                  ONE LINCOLN CENTER
                            SYRACUSE, NEW YORK 13202-1355
                                    (315) 422-0121

      Environment One Corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 3, 1998, as previously amended by Amendment No. 1 filed with the Commission on March 9, 1998 (the "Schedule 14D-9"). Capitalized terms not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     b.   BACKGROUND; REASONS FOR RECOMMENDATION

     The fifth paragraph of Item 4.b. is hereby amended in its entirety to read as follows:

     In December 1997, Nassau reported to the Board that there were fewer than five parties which had expressed interest in pursuing an acquisition of the Company at terms which the Board would find attractive. After consideration of the levels of interest indicated by these parties, the Board instructed Nassau and senior management to move forward and negotiate with one of the prospects, PCC, the best possible transaction, although Nassau continued discussions with the other parties which had expressed interest while negotiations with PCC proceeded.

     Paragraph k of Item 4.b. is hereby amended in its entirety to read as follows:

     The presentations of Nassau to the Board as to various financial and other matters deemed relevant to the Boards's consideration, including general industry trends, consolidation in the Company's industry sector, other comparable transactions and the consideration paid by the acquirors in those transactions, and the condition of the stock market in general.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The fairness opinion of Miller, Johnson and Kuehn, Inc. attached as Annex II to the Schedule 14D-9 is hereby replaced in its entirety with Annex II attached hereto.

                                      -2-


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 23, 1998                  ENVIRONMENT ONE CORPORATION


                                   By:     /s/ Stephen V. Ardia
                                        ____________________________________

                                        Stephen V. Ardia
                                        Chairman of the Board, President
                                        and CEO

                                    ANNEX II

                     MILLER, JOHNSON & KUEHN, INCORPORATED

                             INVESTMENT SECURITIES

February 23, 1998

Board of Directors

Environment One Corporation

2773 Balltown Road

Niskayuna, NY 12309-1090

Members of the Board,

    You have requested our opinion as to whether the consideration to be received by the shareholders of the Company pursuant to the acquisition (the "Transaction") of all the issued and outstanding shares of capital stock of Environment One Corp. (the "Company") on a fully diluted basis ("Common Stock") by Precision Castpart Corp. (the "Acquiror") is fair, from a financial point of view.

    We are not opining as to any other transactions or contractual arrangements previously entered into, or to be entered into (whether or not in connection with the Transaction) between the Company, or its Board of Directors or management, on the one hand, and the Acquiror (or any of its affiliates) or any other person, on the other, including without limitation, any agreements entered into and the payments made in connection therewith. Additionally, our opinion relates solely to whether the consideration is fair, from a financial point of view, to the shareholders of the Company and we have not been requested to opine to, and this opinion does not in any manner address, the Company's underlying decision to proceed with or effect the Transaction.

    We understand that (i) the purchase price per share to be paid by the Acquiror for the Common Stock will be $15.25 in cash; (ii) the aggregate consideration to be received by the shareholders of the Company in connection with the Transaction is $72,014,297, and; (iii) the Acquiror will attempt to purchase the Common Stock from the shareholders of the Company after announcing a tender offer to the shareholders for the consideration mentioned in (i) above.

    As a customary part of our investment banking business, we are engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. For our services in rendering this opinion, the Company will pay us a fee and indemnify us against certain liabilities. We have never managed a public offering of stock for either the Company or the Acquiror, have not acted as a financial advisor in the Transaction for either the Company or the Acquiror, do not provide research coverage on the Company or the Acquiror and, in the ordinary course of our business, do not make a market in the stock of either the Company or the Acquiror.

    In arriving at our opinion, we have undertaken such review, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. As the Transaction is to provide the shareholders of the Company with cash and not securities of any kind from the Acquiror, we have limited our evaluation to a review of the business and financial condition of the Company. Among other things, we have reviewed, but have not limited our review to: (i) the Letter of Intent, dated January 21, 1998, signed by both the Company and the Acquiror;
(ii) a draft of the Agreement and Plan of Merger dated February 22, 1998, between the Acquiror and the Company, which we assume will conform in all substantive respects to the definitive executed agreement; (iii) the Descriptive Memorandum dated November 1997 provided by The

Nassau Group, Inc. (the "Memorandum") and; (iv) the Project Pump Status Report, dated December 16, 1997, provided by The Nassau Group, Inc. In addition we have
(i) conducted interviews with management of the Company; (ii) toured its facilities; (iii) reviewed and discussed with Company management the three year financial projections included in the Memorandum, which, on our request, has been augmented by the Company to include a balance sheet and statement of cash flows; (iv) reviewed financial and other publicly available information with respect to the Company including annual reports, Forms 10-KSB and 10-QSB and proxy statements; (v) consulted government and industry economic statistics that could have a direct bearing on the company; and (vi) examined securities data on comparable mergers and acquisitions of similar public companies, to the extent available.

    In conducting our analysis and arriving at the opinion contained herein, (i) we have relied upon and assumed the accuracy and completeness of the financial and other information (including the financial statements and projections of the Company) provided to us and prepared by The Nassau Group, Inc. and the Company's senior management and their representations relating thereto, and we have not independently verified any such information or representations; (ii) with respect to the Company's projections, budgets and current estimates, we have assumed based upon representations of the Company's senior management that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the expected future performance of the Company; (iii) we have relied upon and assumed the accuracy and completeness of the information provided by, and the representations of, the Company's senior management in respect of which our understandings set forth on this opinion are based (including, without limitation, the representations of the Company's senior management that the final terms and conditions of the operative documents referred to in the preceding paragraph will, in all material respects, reflect the terms and conditions set forth in the drafts of such documents that were provided to us);
(iv) we do not assume any responsibility for the information or current estimates provided to us and we have further relied upon the assurance of the Company's senior management that they are unaware of any facts that would make the information provided to us incomplete or misleading; (v) we have not performed or obtained any independent appraisals or valuations of specific assets of the Company and we express no opinion as to its liquidation value;
(vi) our analysis is necessarily based on economic, monetary, market and other conditions existing and which can be evaluated as of the date of our opinion; however such conditions are subject to rapid and unpredictable change; and (vii) we have not been authorized by the Company or the Board to solicit, nor have we solicited, offers for transactions alternative to the Transaction, nor have we been asked to advise the Company or the Board as to financial alternatives to the Transaction.

    Finally, in rendering our opinion, we have considered the current price per share of the Company's Common Stock and current market conditions. We have also examined the trading volume and liquidity of the Company's Common Stock and its current price per share in historical context of the last four years.

    This opinion is furnished pursuant to our engagement letter dated February 18, 1998 as one element in the Board's and Shareholder's consideration of the proposed Transaction. This opinion is not to be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner, or for any purpose, without our prior written consent.

    Based upon and subject to the foregoing, and upon such other factors as we consider relevant, it is our opinion that the consideration to be received by the shareholders of the Company pursuant to the Transaction is fair, from a financial point of view, to the shareholders of the Company.

                                          Very truly yours,

                                          Miller, Johnson & Kuehn, Inc.

                                      II-2